ARKEMA

February, 7th 2007

08000803

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

SEC Mail Processing
Section

FEB 12 2008

Washington, DC
112

Rule 12g3-2(b) Exemption
File No. 082-34965

Dear Sir or Madam,

Enclosed is information ARKEMA :

SUPPL

- made or is required to make public under French law;

- filed or is required to file with and which is made public by Euronext Paris; or

- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

ARKEMA

Enclosed documents

- Press release : " Arkema France reorganizes its Human Resources and Accounting functions with the creation of Shared Services Centers "

ARKEMA
The world is our inspiration

Press release

Communiqué de presse

Colombes, February 7th 2008

Arkema France reorganizes its Human Resources and Accounting functions with the creation of Shared Services Centers

Arkema has today presented to the Central Works Council a project for the creation of two Shared Services Centers (SSCs) for its Human Resources and Accounting functions. These centers would be based in the Lyon region and at Arkema's Headquarters in Colombes.

This plan for the future of the Human Resources and Accounting functions involving the creation of two dedicated Shared Services Centers aims to streamline the organization and improve productivity, while guaranteeing high standards of services.

The **Human Resources SSC**, based in the Lyon region, would centralize the management of administrative activities and would assist the industrial sites with recruitment, mobility and training.

The **Accounting SSC** would bring together in the Lyon region an accounts payable pole, and in Colombes a further two poles, financial accounting and management accounting.

This new organization would help improve the coherence of internal procedures, and enhance the responsiveness and availability of the services. The new organization would be phased in progressively between June 2008 and October 2009.

This project would entail the redeployment of 132 posts from the sites to the two SSCs, and would lead to a net loss of 30 posts company-wide.

Arkema is committed to implementing all the necessary measures to find solutions for everyone concerned through internal or external redeployment, and the negotiation of early retirement packages fully financed by the Company.

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Contacts:

Gilles Galinier	Tel. : +33 1 49 00 70 07	E-mail : gilles.galinier@arkema.com
Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tél. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

END